

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 12, 2008

Mr. George G. Shaw
Chief Executive Officer, President and Principal Financial Officer
Energas Resources, Inc.
800 Northeast 63rd Street
Oklahoma City, Oklahoma 73105

        Re: **Energas Resources, Inc.**
              Forms 10-KSB and 10-KSB/A for Fiscal Year Ended January 31,
2007
              Filed June 18, 2007 and June 19, 2007
              File No. 0-33259

Dear Mr. Shaw:

We issued comments to you on the above captioned filing(s) on September 19, 2007**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 26, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 26, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Gary Newberry at 202-551-3761 if you have any questions.

Sincerely,

Chris White
Branch Chief